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                                                                   Exhibit 2.4.1
                                                                   -------------

                                AMENDMENT NO. 1
                                      TO
                           ASSET PURCHASE AGREEMENT


     This Amendment No. 1 dated July 9, 1997, to the Asset Purchase Agreement (the "Agreement") dated as of the 14th day of May, 1997 by and between Synbiotics Corporation, a California corporation with its principal office at 11011 Via Frontera, San Diego, CA 92127 (the "Buyer"), and Rhone Merieux, Inc., a Georgia corporation with its principal office at 115 Transtech Drive, Athens, Georgia 30601 (the "Seller").

     WHEREAS, the parties wish to amend the Agreement as set forth below to reflect their agreement on the adjustment of the purchase price of the assets being purchased thereunder, subject to the condition that the distribution of certain products begin before the end of 1997. Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the
Agreement:

     1. Notwithstanding Section 1.1(a)(i) of the Agreement, the Buyer and the Seller agree that the Seller shall not sell at the Closing, and the Buyer shall not purchase, any inventories of finished goods or packing materials of the "Witness" products, and Seller shall retain ownership of such finished goods and materials and shall either (i) return such finished goods and materials to the supplier thereof or (ii) sell such finished goods and materials to the Buyer from time to time in accordance with Section 1.6 of the Agreement.

     2. In Section 1.2 of the Agreement, the words "Four Million Two Hundred Thousand U.S. Dollars ($4,200,000)" are replaced with "Two Million Eight Hundred and Fifty Thousand U.S. Dollars ($2,850,000)".

     3. The existing text of Section 1.2 of the Agreement is redesignated as paragraph (a) of Section 1.2. and the words "provided that if... " through "as soon as practicable," are deleted. The following new paragraph (b) is added thereafter:

          "(b) (1) If, prior to January 1, 1998, (i) the Buyer or any of its Affiliates makes a commercial sale in the United States of any Heartworm Product (as defined below), approved for sale by the USDA in any form, or (ii) if the U.S. patent rights on technology relating to any Heartworm Product are licensed, sublicensed or given by the Buyer or any of its Affiliates to any third party (other than for the sole purpose of enabling such third party to manufacture or resell Heartworm Products on behalf of the Buyer or one of its Affiliates), the Buyer shall immediately inform the Seller of such event and pay to the Seller a sum equal to the

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          product of One Hundred Thousand U.S. Dollars ($100,000) times the number of full calendar months between the date of such event and December 31, 1997, by wire transfer of immediately available funds to an account designated by the Seller no later than thirty days after the date of occurrence of such event. If, prior to January 1, 1998,
          (i) the Buyer or any of its Affiliates makes a commercial sale in the United States of any FeIV Product (as defined below) in any form, or if the U.S. patent rights on technology related to any FeIV Product are licensed, sublicensed or given by the Buyer or any of its Affiliates to any third party (other than for the sole purpose of enabling such third party to manufacture or resell FeIV Products on behalf of the Buyer or one of its Affiliates), then Buyer shall immediately inform the Seller of such event and pay to the Seller Three Hundred and Fifty Thousand U.S. Dollars ($350,000) by wire transfer of immediately available funds to an account designated by the Seller no later than thirty days after the date of occurrence of such event. For purposes of this Agreement the terms "Heartworm Product" and "FeIV Product" shall mean the Witness Heartworm product and the Witness FeIV products, respectively, of the Seller as they existed in their form of an antigen caught in between two monoclonal antibodies on the date of the Closing and as such products may be modified from time to time by or for the Buyer, regardless of the trademarks under which these products are sold.

          (2) If, before January 1, 1998, the Buyer obtains from a third party a patent or technology license in order to avoid patent or technology infringement claims in connection with the commercial introduction in the United States of an FeIV Product, the cost of such license (including all up front payments and the net present value discounted at an annual rate of 14% of all future royalties or other similar payments due from the Buyer or its Affiliates to the licensor for a period of the remaining duration of the patent or four (4) years, whichever is shorter), up to a maximum of One Hundred and Seventy-Five Thousand U.S. Dollars ($175,000), shall be deducted from the Three Hundred Fifty Thousand U.S. Dollars ($350,000) to be released in connection with the corresponding FeIV release, and no price supplement shall be due by RM under new Section 1.6 of the Stock Purchase Agreement, as amended.

     4. Clause (d) of Section 1.6 is amended by adding to the end thereof, before the semi-colon, the following "or return any items of Retained Inventory to the manufacturer."

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     5.   Section 1.7 of the Agreement is deleted.

     6.   Section 6.9 of the Agreement is deleted.

     7. The first clause of Section 8.5 of the Agreement up to the first proviso, is amended to read as follows:

          "8.5 Limitations on Liability. The liability of the Seller for indemnification hereunder shall be limited to the sum of (a) $13,533,690 plus (b) all amounts paid to the Seller pursuant to
          Section 1.2(b) of this Agreement, plus (c) the amount of the Earn-Out Payment, if any, actually paid to RM pursuant to the Stock Purchase Agreement (collectively the "Indemnification Amount");".

     8. The Buyer hereby waives for itself and for any of its Affiliates any rights it or they may have under Section 8 of the Agreement as a result of any claim or action by any third party alleging an infringement of a United States patent or U.S. intellectual property rights arising out of any sale after the Closing by the Buyer or its Affiliates or licensees of Heartworm Products or FeIV Products. The Buyer hereby represents that it is aware of the risks of U.S. patent infringement associated with these products and assumes such risks to the extent set forth in this Section 6.

     9. This Amendment No. 1 may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall be one and the same document.

IN WITNESS WHEREOF, this Amendment No. 1 to the Agreement has been duly executed by the parties hereto and is effective as of the date first above written.


                                       SYNBIOTICS CORPORATION

                                       By:  /s/ Kenneth M. Cohen
                                            --------------------
                                            Name: Kenneth M. Cohen,
                                             President and Chief Executive
                                             Officer


                                       RHONE MERIEUX, INC.

                                       By:  /s/ Kyle W. Lathrop
                                            -------------------
                                       Name: Kyle W. Lathrop
                                       Title: General Counsel/Proxy

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